UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Uplift Nutrition, Inc.

(Name of Company)

Common Stock, $.001 par value per share

(Title of Class of Securities)

91543M203

(CUSIP Number)

Mitchell Lampert, Esq.

Robinson & Cole, LLP

1055 Washington Blvd.

Stamford, Ct. 06901

(203) 462-7559

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sean C. Martin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,800,000 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 15,800,000 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,800,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.54% *
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Calculated based on 64,392,597 shares of the common stock, $.001 par value (“Common Stock”), of Uplift Nutrition, Inc., issued and outstanding as of the date of this filing.

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Item 1.  Security and Company.

The securities to which this Schedule 13D (this “Schedule”) relates are shares of Common Stock of Uplift Nutrition, Inc. (the “Company”). The address of the Company’s principal executive offices is 575 Riverside Ave, Suite 102, Westport, CT 06880. The Company’s Common Stock eligible for quotation on the OTC Bulletin Board under the symbol “UPNT”.

Item 2.  Identity and Background.

This Schedule is being filed pursuant to Rule 13d-1 under the Exchange Act, by the person listed below (the “Reporting Person”).

(a) The name of the Reporting Person is Sean C. Martin.

(b) Mr. Martin’s business address is 575 Riverside Ave, Suite 102, Westport, CT 06880.

(c) Mr. Martin is licensed by FINRA as a Series 7 and Series 63 representative, and is currently Chief Executive Officer and Director of the Company, and employed by Source Capital Group, Inc. (“Source Capital”), a FINRA member broker/dealer as a Series 7 and Series 63 representative, located at 276 Post Road West, Westport, CT 06880.

(d) Mr. Martin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

(e) In the past five years Mr. Martin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Martin is a United States citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

The Company issued 13,800,000 shares of Common Stock to Mr. Martin upon the automatic conversion of Mr. Martin’s $41,400 portion of a convertible promissory note of the Company that he purchased from Edward F. Cowle, pursuant to a Note Purchase and Conversion Agreement dated as of June 4, 2015 by and among, among others, Mr. Cowle and five (5) purchasers, including Mr. Martin who was then employed by Cova Capital Partners LLC (“CCP”). CCP was the broker/dealer for a private placement by MCB Network, Corp. (“MCB”) in the Company pursuant to which MCB (i) raised, among other additional funds, the funds used by MCB to purchase 9,476,150 shares of Common Stock of the Company from Mr. Cowle, H. Deworth Williams and Geoff Williams (the “Sellers”) pursuant to a Stock Purchase Agreement dated as of June 8, 2015 (the “SPA”) and (ii) paid to CCP $41,500 in commissions and issued to it warrants to purchase 33,200 shares of MCB’s Common Stock in connection with such private placement. Mr. Martin is not currently employed by CCP, does not have any ownership stake in CCP and does not have any vote on CCP matters.

On August 16, 2016, Mr. Martin agreed to forgive a loan of $2,000 owed by the Company which was due on August 22, 2016, in exchange for 2,000,000 shares of Common Stock. The issuance of these shares was approved by the Company’s board of directors on August 16, 2016.

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Item 4.  Purpose of Transaction.

The Reporting Person initially acquired securities of the Company for investment purpose in the ordinary course of business. The Reporting Person believed that the shares, when acquired, represented an attractive investment opportunity. However, since the initial acquisition of the shares, he has become an officer and director of the Company. The Reporting Person intends to guide the Company through certain mergers and acquisitions which may result in change of control and/or change in business of the Company. Although as of the date of this filing the Reporting Person has no definitive plan or proposal or any definitive agreements, he may have plans or proposals in the future that relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, except as reported by the Company on its filings;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

(j) Any action similar to any of those listed above.

Item 5.  Interest in Securities of the Company.

(a) In June 2015, Mr. Martin acquired an aggregate of 13,800,000 shares of the Company’s Common Stock, which then represented approximately 28.15% of the outstanding Common Stock (based upon 46,892,597 shares of Common Stock outstanding as reported in a Current Report on Form 8-K filed on June 12, 2015). On August 16, 2016, Mr. Martin agreed to forgive a loan of $2,000 owed by the Company which was due on August 22, 2016, in exchange for 2,000,000 shares of Common Stock of the Company.

(b) Mr. Martin has the sole power to vote or direct the vote, and to dispose or direct the disposition, of all 15,800,000 shares of the Common Stock.

(c) Except as described in Items 3 and 4 above, there were no transactions in Common Stock effected by Mr. Martin in the 60 days prior to the date of this Schedule.

(d) No person other than Mr. Martin has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Mr. Martin.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

None.

Item 7.  Material to Be Filed as Exhibits.

(a) Form of Irrevocable Proxy and Lock-Up Agreement executed by each Purchaser, filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 12, 2015 and incorporated by reference herein.

(b) Form of the Convertible Note Purchase and Conversion Agreement, dated as of June 4, 2015, by and among, among others, Edward Cowle, and the Cowle Note Purchasers named therein, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 12, 2015 and incorporated by reference herein.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2016

By:	/s/ Sean C. Martin
Name:	Sean C. Martin

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